SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

PCCW Limited

(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☒            Form 40-F              ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                ☐            No           ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)

PCCW LIMITED

INDEX TO EXHIBITS

Item
1.	Announcement, dated May 22, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 23, 2003	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

ANNUAL GENERAL MEETING HELD ON MAY 22, 2003

POLL RESULTS

AND RETIREMENT OF DIRECTOR

PCCW Limited (the “Company”) is pleased to announce the poll results in respect of the resolutions proposed and seconded at the Annual General Meeting of the Company held on May 22, 2003 (“2003 AGM”) as follows:

Number of Votes (%)
	Resolutions	For	Against
1.	To receive and consider the audited Financial Statements of the Company and the Reports of the Directors and Auditors for the year ended December 31, 2002	1,738,353,351 (99.981%)	326,238 (0.019%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
2(i).	To re-elect Mr Peter Anthony Allen as a Director	1,725,138,720 (99.944%)	966,627 (0.056%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
2(ii).	To re-elect Mr Michael John Butcher as a Director	1,725,106,090 (99.944%)	969,617 (0.056%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
2(iii).	To re-elect Mr Chung Cho Yee, Mico as a Director	1,725,098,154 (99.943%)	981,767 (0.057%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
2(iv).	To re-elect Sir David Ford as a Director	1,725,122,401 (99.944%)	962,877 (0.056%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
2(v).	To re-elect Mr Lee Chi Hong, Robert as a Director	1,725,114,271 (99.943%)	976,927 (0.057%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
2(vi).	To re-elect Mr Yuen Tin Fan, Francis as a Director	1,725,092,274 (99.943%)	988,238 (0.057%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
2(vii).	To authorise the Directors to fix the remuneration of the Directors	1,724,495,232 (99.908%)	1,590,922 (0.092%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
3.	To re-appoint PricewaterhouseCoopers as Auditors and authorise the Directors to fix their remuneration	1,739,953,599 (99.974%)	448,000 (0.026%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
4.	To approve a general mandate to the Directors to issue additional shares	1,726,663,155 (97.166%)	50,354,058 (2.834%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
5.	To approve a general mandate to the Directors to repurchase the Company’s own securities	1,739,899,992 (99.972%)	490,243 (0.028%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.
6.	To extend the general mandate granted to the Directors pursuant to item 4	1,726,854,502 (97.181%)	50,092,265 (2.819%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

The Company also wishes to announce that Mr John Todd Bonner informed the Company on May 19, 2003 of his intention to retire as an executive director of the Company and accordingly did not offer himself for re-election at the 2003 AGM.

Mr. Bonner retired as an executive director of the Company with effect from the conclusion of the 2003 AGM.

For and on behalf of PCCW Limited Fiona Nott Company Secretary

Hong Kong, May 22, 2003

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